UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Vishay Intertechnology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-7416	38-1686453
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

63 Lancaster Avenue Malvern, PA 19355-2143	19355-2143
(Address of Principal Executive Offices)	Zip Code

Lori Lipcaman, Executive Vice President and Chief Financial Officer	610-644-1300
(Name and telephone number, including area code, of the Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Vishay Intertechnology, Inc. ("Vishay," the "Company," "we," "us," or "our") is a leading global manufacturer and supplier of discrete semiconductors and passive components.

Substantially all of our products utilize one or more of the minerals tantalum, tin, tungsten or gold—"conflict minerals" (as defined in Section 1, Item 1.01 (d)(3) of Form SD)—that are necessary to the functionality or production of such products.  Based on a "reasonable country of origin inquiry" Vishay knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries") and knows or has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources.

Accordingly, Vishay designed its due diligence process regarding the source and chain of custody of such conflict minerals, based upon the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

Vishay continues to work with industry groups, including the Electronic Industry Citizenship Coalition, and its supply chain partners to attempt to determine the country of origination of such materials.

In accordance with Rule 13p-1, Vishay has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report filed as an exhibit to this Form SD, and both reports are posted to our publicly available website at http://ir.vishay.com/sec-filings.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 – Exhibit

Exhibit 1.01 is hereby incorporated into this item by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISHAY INTERTECHNOLOGY, INC.

By:	/s/ Lori Lipcaman	Date: May 24, 2016

Name:	Lori Lipcaman
Title:	Executive Vice President
Chief Financial Officer